UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 2022

Commission File Number:  0001723069

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 18, 2022, Tiziana Life Sciences Ltd. (the “Company”) entered into a Separation and Release Agreement (the “Separation Agreement”) with Dr. Neil Graham (the “Executive”), the Company’s Chief Medical Officer, in connection with his resignation from the Company for personal reasons. In connection with entry into the Separation Agreement, the Executive and Company agreed to, among other things the Executive’s release of all claims related to the Executive’s employment with the Company and termination thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: January 20, 2022	By:	/s/ Kunwar Shailubhai
		Name:	Kunwar Shailubhai
		Title:	Chief Executive Officer

2